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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 15, 2007

Commission File Number 001-15244

CREDIT SUISSE GROUP
(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH - 8070 Zurich, Switzerland
(Address of principal executive office)

Indicate by check market whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

CREDIT SUISSE GROUP
Paradeplatz 8	Telephone +41 844 33 88 44
P.O. Box	Fax +41 44 333 88 77
CH-8070 Zurich Switzerland	media.relations@credit-suisse.com

Media Release

Oswald J. Grübel to retire as Chief Executive Officerof Credit Suisse Group

Credit Suisse Group Board of Directors Names Brady Dougan as his successor

Paul Calello appointed CEO of Investment Banking

Robert Shafir to join Credit Suisse as CEO of the Americas

Zurich, February 15, 2007 Credit Suisse Group announced today that its Board of Directors has appointed Brady Dougan as the successor to Oswald J. Grübel, Chief Executive Officer, with effect from May 5, 2007. Oswald J. Grübel has informed the Board of his intention to retire at the Annual General Meeting on May 4, 2007.

Walter B. Kielholz, Chairman of Credit Suisse Group, said: “We are fortunate to have an executive of the caliber of Brady Dougan to lead Credit Suisse Group into the future. Brady Dougan has a proven track record of success during his 17 years at Credit Suisse. He has been a key member of the executive team which has created our integrated business model and he has been instrumental in enhancing the performance of our Investment Banking division. Brady Dougan’s experience in Asia, Europe and the US will be invaluable as we execute on our strategy to create the world’s premier bank.”

“This leadership change comes at a time of strength for the company with record results for 2006, and we owe a great debt of gratitude to Oswald J. Grübel, whose leadership has been key to this success. His almost 40-year career with the company was crowned by his tenure as Chief Executive Officer, leading the successful transformation of Credit Suisse into an integrated global bank and delivering an enormous improvement in profitability and shareholder value. He has worked closely with the Board to ensure a smooth transition. On behalf of the entire Board, our employees and our shareholders, I would like to thank him for his invaluable contribution to Credit Suisse.”

Oswald J. Grübel noted: “My time as Chief Executive Officer has been very satisfying with the transformation of Credit Suisse into a global integrated bank under a single brand. Our clients have responded very positively and there is an enormous opportunity for Credit Suisse to create further value.  As a key member of the management team, Brady Dougan has been closely involved with the development of the integrated bank and is totally committed to our strategy. I am delighted that he will be leading Credit Suisse.”

Commenting on his new leadership role, Brady Dougan said: “I am honored to have been asked to lead a first-class team of colleagues from around the world. We have built a solid platform to deliver further growth and we are just at the beginning of what I believe is one of the greatest value creation stories in our industry. By focusing on the needs of our clients and leveraging resources from across the entire bank to provide them with holistic solutions, we will see significant further progress. Our priorities are to capitalize on our integrated business model, to expand in high-growth markets and products and to deliver superior returns. With a great management team and support from our Chairman and the Board of Directors, I am sure that we will continue to prosper as a premier global bank.”

Walter B. Kielholz, commenting on the appointment of Paul Calello, currently Chief Executive Officer of the Asia Pacific region and a member of the Executive Board, who will take over Brady Dougan’s role as Chief Executive Officer of Investment Banking, said: “Paul Calello has been with Credit Suisse for over 17 years and has a great deal of international experience working for the bank in London, Hong Kong, New York and Tokyo. He has extensive experience and a proven track record in a number of businesses across the bank and is well respected as a leader at Credit Suisse. Paul Calello has played a critical role in developing the integrated bank. In the Asia Pacific region, he has built a world-class business across Investment Banking, Private Banking and Asset Management. He will continue to be responsible for the Asia Pacific region until a succession plan is determined.”

Commenting on his new responsibilities, Paul Calello said: “I am honored to have been given this opportunity to build on our great momentum in Investment Banking. We have excellent people who are focused on leveraging our strong global capabilities and the Investment Banking business has an important part to play in the success of Credit Suisse as an integrated bank. The opportunities are enormous and I am confident that we will be able to realize them.”

Credit Suisse is also pleased to announce that Robert Shafir will join the bank as CEO of the Americas and will be a member of the Executive Board. He has worked for over 15 years at Lehman Brothers, where he served as Head of Equities, as well as being a member of the Executive Committee. Robert Shafir will work with Investment Banking, Private Banking and Asset Management, taking the same integrated approach as in the other regions.

Brady Dougan joined the bank in 1990. Prior to his appointment as CEO of Credit Suisse First Boston in July 2004, he was Co-President of Institutional Securities since 2002, with responsibility for the oversight of the day-to-day management and strategy of Credit Suisse First Boston’s Equity, Fixed Income, Investment Banking and Private Equity businesses. From 2001 to 2002, he was Global Head of the Securities division. Prior to this role, he was Head of the Equities division for five years. Brady Dougan was also Co-Head of the Credit Suisse First Boston Global Debt Capital Markets Group. He joined Credit Suisse First Boston from Bankers Trust, where he began his career in the derivatives group. Brady Dougan received his B.A. in Economics and his M.B.A. in Finance from the University of Chicago.

Paul Calello is Chief Executive Officer of Credit Suisse Asia Pacific, and a member of the Executive Board of Credit Suisse. He is responsible for the bank’s Investment Banking, Private Banking and Asset Management operations in the Asia Pacific region. He is also Chairman of the bank’s Asia Pacific Philanthropic Committee. Paul Calello joined the bank in 1990. As CEO of Credit Suisse in the Asia Pacific region, he has been closely involved in many transactions that have been pivotal to the development of the region’s capital markets and instrumental in positioning Credit Suisse as a leading bank in Asia Pacific.

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Prior to assuming his current role, Paul Calello held several positions heading the bank’s global derivatives operations, providing management across a range of products including equity, interest rate and credit and commodities. Paul Calello received his M.B.A. from Columbia Business School, and his B.A. from Villanova University. He has served as a guest lecturer in Finance at the Columbia Executive M.B.A. Program.

Robert Shafir is joining Credit Suisse from Lehman Brothers, where he worked for over 15 years, having served as Head of Equities, as well as being a member of the Executive Committee. He held other senior roles, including Head of European Equities and global Head of Equities Trading and played a key role in building Lehman’s equities business into a global, institutionally focused franchise. Robert Shafir is a graduate of Columbia University, New York, where he received his M.B.A. He received his B.A. degree in Economics from Lafayette College, Pennsylvania.

Information

Media Relations Credit Suisse, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse Group

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 45,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary Statement Regarding Forward-Looking Information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to implement procedures properly; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brand; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date February 15, 2007	By	/s/ Urs Rohner
General Counsel

/s/ Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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